 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Hendy, Christopher (Last) (First) (Middle) 9468 Montgomery Road (Street) Cincinnati, OH 45242 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Synbiotics Corporation SBIO 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 03/26/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director   X 10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock	03/26/2003		J(1))		214,522	A	$0.12846	354,522	D
Common Stock	03/26/2003		J(2)		476,555	A	$0.12846	831,077	I (2)	(2)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Series C Convertible Preferred Stock								(3)	(3)	Common Stock	21,796,668(1)	$(3)	21,796,668(1)	I (3)	(3)

Explanation of Responses:

(1) Acquired pursuant to the election of Redwood West Coast, LLC in lieu of cash dividends on Synbiotics Corporation's Series C Preferred Stock held by Redwood West Coast, LLC, as permitted by the Certificate of Determination of the Series C Preferred Stock of Synbiotics Corporation. As rquired by its Operating Agreement, Redwood West Coast, LLC directed that the shares of Common Stock be issued directly to its members. Mr. Hendy received 214,522 shares of Common Stock of Synbiotics Corporation in this distribution.

(2) Acquired pursuant to the election of Redwood West Coast, LLC in lieu of cash dividends on Synbiotics Corporation's Series C Preferred Stock held by Redwood West Coast, LLC, as permitted by the Certificate of Determination of the Series C Preferred Stock of Synbiotics Corporation. As rquired by its Operating Agreement, Redwood West Coast, LLC directed that the shares of Common Stock be issued directly to its members. Redwood Holdings, Inc. received 476,555 shares of Common Stock of Synbiotics Corporation in this distribution. Redwood Holdings, Inc. is the owner of record of the 476,555 shares of Common Stock of Synbiotics Corporation. Mr. Hendy is a 24.9% beneficial owner under an ESOP which owns 100% of Redwood Holdings, Inc., which has sole voting and dispositive power with respect to the shares. Mr. Hendy disclaims beneficial ownership of the shares reflected above, except to the extent of his direct pecuniary interest in Redwood Holdings, Inc.

(3) On October 31, 2002, Redwood West Coast, LLC exchanged 2,800 shares of Series B Convertible Preferred Stock of Synbiotics Corporation for 2,800 shares of Series C Convertible Preferred Stock of Synbiotics Corporation. Redwood West Coast, LLC is the beneficial owner of 2,800 shares of Series C Convertible Preferred Stock of Synbiotics Corporation. Mr. Hendy is a 20.0382% owner of Redwood West Coast, LLC - owning 12.9017% individually and 7.1365% through Redwood Holdings, Inc. (Mr. Hendy is a 24.9% beneficial owner under an ESOP which owns 100% of Redwood Holdings, Inc.). In addition, Mr. Hendy serves on the Management Committee of Redwood West Coast, LLC, which has sole voting and dispositive power with respect to the shares. The shares are convertible into shares of common stock at any time into such number of shares of common stock by dividing each share of Series C Convertible Preferred Stock, valued at $1,000, by the conversion price - initially set at $0.1286 (these conversion features are identical to that of the Series B Convertible Preferred Stock). Mr. Hendy disclaims beneficial ownership of the shares reflected above, except to the extent of his direct and indirect pecuniary interest in Redwood West Coast, LLC.

By:	Date:
/s/ Christopher P. Hendy, by Keith A. Butler his attorney-in-fact	03/28/2003

** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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